

December 6, 2011

Via E-mail
Mr. David A Fiorenza
Chief Financial Officer
Newmarket Corporation
330 South Fourth Street
Richmond, VA 23218

Re: **Newmarket Corporation**
Form 10-Q for the period ended September 30, 2011
Filed November 2, 2011
File No. 1-32190

Dear Mr. Fiorenza:

We have reviewed your response letter dated November 23, 2011 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended September 30, 2011

Note 12. Consolidating Financial Information, page 25

1. We note your response to our prior comment three; however, it continues to be unclear to us how and why you believe classifying cash flows related to inter-company borrowings in operating activities is appropriate. Please refer to the example set forth at ASC 830-230-55-2.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on

EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief